

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2011

<u>Via E-mail</u>
David E. Berger
Chief Financial Officer
Information Services Group, Inc.
Two Stamford Plaza
281 Tresser Boulevard
Stamford, CT  06901

     **Re:**    **Information Services Group, Inc.**
             **Form 10-K for Fiscal Year Ended December 31, 2010**
             **Filed March 16, 2011**
             **File No. 001-33287**

Dear Mr. Berger:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2010</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition…, page 24</u>

<u>ISG Overview, page 24</u>

1.     We note your response letter dated September 14, 2009 in which you state that you would provide an expanded discussion with regard to trends, opportunities, challenges, and risks and uncertainties that you believe will materially impact your future operating performance in future filings.  We are unable to locate this disclosure in your Form 10-K.  Please advise.

<u>Liquidity and Capital Resources, page 29</u>

<u>Capital Resources, page 30</u>

2.      We note you indicate that your 2007 Credit Agreement contains a number of covenants. We further note you indicate that your lenders agreed to amend the total leverage ratio for the remaining life of the 2007 Credit Agreement.  In future Exchange Act periodic reports, please specifically identify and briefly describe any financial covenants that may materially restrict your financing flexibility.  In addition, please confirm that in future Exchange Act periodic reports you will disclose your actual financial covenant ratios to the extent that compliance with the ratio is having a material impact on your financial flexibility, such as by precluding new indebtedness.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3852 if you have any questions.

                                        Sincerely,

                                        /s/ Michael McTiernan

                                        Michael McTiernan
                                        Assistant Director